

God's garden treasures

I, Karin Crawford, certify that:

(1) the financial statements of God's Garden Treasures LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of God's Garden Treasures LLC included in this Form reflects accurately the information reported on the tax return for God's Garden Treasures LLC filed for the fiscal year ended 12/31/2016.

Karin L. Crawford

Karin L. Crawford

President

March 15, 2017

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

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www.godsgardentreasures.com ~ 480-603-7673